May 3, 2006

Request for Confidential Treatment

Under Freedom of Information Act

Lisa Haynes

Reviewing Accountant

Securities and Exchange Commission

Mail Stop 4561

100 F Street N.E.

Washington, D.C. 20549

Re:	Capital One Financial Corporation Form 10-K for the fiscal year ended December 31, 2005, filed March 2, 2006 and Forms 10-Q for quarters ended March 31, June 30 and September 30, 2005 (File No. 001-13300)

Ladies and Gentlemen:

On behalf of Capital One Financial Corporation (the “Company”), and pursuant to the Staff’s letter dated April 20, 2006, commenting on their review of the above-referenced financial statements and disclosures (“Comment letter”), please find enclosed herewith for filing, the Company’s corresponding responses and supplemental information. Capitalized terms not defined herein have the meanings set forth in the above referenced statements.

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Form 10-K for the fiscal year ended December 31, 2005 – Consolidated Financial Statements as of and for year ended December 31, 2005 and Consolidated Statements of Cash Flows – page 75

Comment No. 1	We note your disclosure on page 54 that you have used the securitization of consumer loans as a significant source of liquidity. Please tell us how you considered the guidance in paragraph 9 of SFAS 102 and SOP 01-6 in determining the appropriate classification of cash flows related to the origination and securitization of consumer loans.

Response:	Capital One classifies all loans as held-for-investment, except for certain mortgage loans as noted below in response to Comment No. 3. Loans are not specifically identified to be sold in a securitization until the transaction occurs and pool information is delivered to the Rating Agencies for approval (see responses to questions No. 2 and No. 3 for more detail on held-for-investment classification). Paragraph 9 of SFAS 102 states that cash flows from the sale of loans that were not specifically acquired for resale are to be classified as investing cash flows. Capital One complies with SFAS 102 by reporting the net proceeds from securitizations (gross cash inflows from new issuances less gross cash outflows from maturities) as investing cash flows.

Note 1 – Significant Accounting Policies
Loan Securitizations, page 79

Comment No. 2	Given the significance of your securitization activities, please tell us why you have not included an accounting policy foot note describing both how you determine that a loan should initially be classified as held for sale (or later transferred to held for sale) and how you account for loans held for sale, including the methods used to determine the lower of cost or fair value for loans held for sale. Refer to paragraph 13 of SOP 01-6 and paragraph 29 of SFAS 65.

Response:	Paragraph 13 of SOP 01-06 and paragraph 29 of SFAS 65 require the Company to disclose the basis of accounting for loans, including loans classified as held-for-sale and the method used in determining the lower of cost or fair value.

Loans are not originated or acquired by the Company specifically for securitization or resale purposes. The Company has multiple

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funding sources and we do not have predetermined securitization targets to meet our funding requirements. Securitized loans are not specifically identified for sale and are not transferred to the trust until a specific securitization transaction is actually contemplated and the selection criteria for the pool of loans is established and delivered to the rating agencies for approval. Accordingly, all loans are classified as held-for-investment until loans are transferred to the securitization vehicle.

Comment No. 3	As a related matter, please tell us why you have not separately disclosed the amount of consumer loans held for sale on the face of your balance sheet as required by paragraph 28 of SFAS 65.

Response:	Paragraph 28 of SFAS 65 requires mortgage loans to be classified as held-for-sale or held-for-investment. At December 31, 2005, the Company had mortgage loans totaling $197.4 million recorded in other assets. We have determined that separate classification on the balance sheet and policy disclosures for loans held-for-sale is immaterial to our financial statements as a whole.

Note 3 – Segments, page 84

Comment No. 4	We noted you have presented a reconciliation on pages 36 and 85 of certain reported basis financial measures to managed basis financial measures and that certain of these measures are discussed in other sections of your filing. Please clarify for us the nature of your securitization adjustments to the income statement measures, and, as appropriate, revise future filings beginning with your next periodic filing, to include such clarification in notes to the table or additional narrative discussion. To the extent the multiple adjustments are included within a single line item, please quantify and describe each individual adjustment. Refer to paragraphs 32 and 33 of SFAS 131.

Response:	Paragraphs 32 and 33 of SFAS 131 require that an enterprise provide reconciliations of the total of the reportable segments’ revenues to the enterprise’s consolidated revenues, the total of the reportable segments’ measures of profit or loss to the enterprise’s consolidated income, and the total of the reportable segments’ amounts for every other significant item of information disclosed to the corresponding consolidated amount, among other requirements. Those paragraphs also require that all significant reconciling items be separately identified and described.

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On page 35, Section IV. Reconciliation of GAAP Financial Measures, the Company provides disclosure of the nature of the securitization adjustments to the reported and managed consolidated financial statements. While revenues, net charge-offs and interest expense related to loans included in securitization transactions qualifying as sales under GAAP are reflected in the single line item “Non-interest income” in the reported income statement, the managed income statement reflects those revenues, net charge-offs and interest expense in the income statement line items as if the loan securitization transactions had not qualified as sales under GAAP. We will revise in future filings our disclosures on page 36 and 85 through modification or addition of the following language as a footnote to the respective tables (amounts in the proposed disclosure are as of December 31, 2005):

Income statement adjustments reclassify finance charges of $5.1 billion, past due fees of $1.0 billion, other interest income of $(0.2) billion and interest expense of $1.9 billion; and net charge-offs of $2.2 billion [to/from] Non-interest income (servicing and securitizations) [to/from] Net interest income and Provision for loan losses, respectively.

Comment No. 5	Please revise future filings to reconcile reportable segments’ assets to your consolidated assets. Refer to paragraph 32(c ) of SFAS 131.

Response:	Paragraph 32(c) of SFAS 131, states that an enterprise shall provide reconciliations of the total of the reportable segments’ assets to the enterprise’s consolidated assets. However, the Company does not assign specific assets beyond loans to its reportable segments because it is only loans, not any other assets, which are internally managed at the segment level. As such, loans are the only segment assets. In Note 3, there is a reconciliation of loans receivable within each segment to total reported loans. We believe that will continue to be appropriate for future filings.

Note 8 - Premises and Equipment, page 92

Comment No. 6	We note that during 2005, you reversed $18.8 million of the $54 million impairment charge recognized in 2004 as part of your facility consolidation efforts. Please tell us the facts and circumstances which led to the 35% difference between the

May 3, 2006

original impairment charge as recorded and the actual impairment as adjusted after closing on the sale of your Tampa, Florida facility.

Response:	During 2004, the Company classified the Tampa facility as held for sale in accordance with SFAS 144. Under the provisions of SFAS 144, the Company recorded impairment charges of $34.7 million to reflect the property at $44.2 million, its fair value less estimated costs to sell. The fair value was obtained from an independent appraisal firm. The balance of the total 2004 impairment charges of $54 million reflected in Note 8 to the consolidated financial statements was recorded on a separate facility in Seattle, Washington. During the bid process for the Tampa facility, which began in 2005, the Company received a wide range of bids including bids at or below our 2004 valuation and several in excess of the 2004 valuation. The bids in excess of the 2004 valuation implied a strengthening of the Tampa office leasing market .The Company ultimately accepted a bid and closed the sale of the property for an amount in excess of the carrying value, resulting in a reversal of the previously recorded impairment charge.

Note 9 – Borrowings, page 93

Comment No. 7	We note your disclosure on page 95 that you assumed $1.5 billion in Federal Home Loan Bank advances in connection with the Hibernia acquisition. Please tell us and revise future filings to describe any call or conversation features associated with your FHLB advances.

Response:	In connection with the Hibernia Corporation acquisition, we assumed $1.5 billion in Federal Home Loan Bank (FHLB) advances. Of the total $1.5 billion only one FHLB advance in the amount of $200MM was convertible. This FHLB advance can be converted by FHLB into a floating rate at quarterly intervals. Capital One has the option to repay the advance in the event of conversion by the FHLB. This FHLB advance matures in 2008 and accrues interest at a rate of 5.28%. All future filings will be updated to incorporate the appropriate disclosures.

Comment No. 8	Please tell us how you considered the guidance in paragraph 8(i) of SOP 01-6 and paragraphs 20-25 of Chapter 12 of the AICPA Audit and Accounting Guide for Depository and Lending Institutions in determining the classification of your FHLB stock within securities available for sale.

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Response:	Paragraph 8(i) of SOP 01-06 and paragraphs 20-25 of Chapter 12 of the AICPA Audit and Accounting Guide for Depository and Lending Institutions require FHLB stock to be viewed as a long-term investment that is classified as a restricted investment, carried at cost, and evaluated for impairment. The FHLB stock was acquired in connection with the Hibernia Corporation acquisition and was recorded within securities available for sale. At December 31, 2005, the FHLB stock totaled $107 million; however, no fair value adjustments have been recorded and thus, the stock is carried on the financial statements at cost. Future filings will appropriately classify this investment in other assets and make the necessary disclosures if deemed material.

Note 14 – Income Taxes, page 101

Comment No. 9	We note that you have a deferred tax liability of $676.9 million and $686.6 million, respectively, as of December 31, 2005 and 2004, associated with deferred revenue. Please tell us and revise your footnotes in future filings as necessary to quantify and describe your deferred revenue balances as of each period presented. Your response and revisions to future filings should explain what your deferred revenue balances represent, the line item in your consolidated balance sheet where deferred revenue is recorded, as well as your accounting policies for recognizing previously deferred revenue in future periods.

Response:	As described in its disclosure of “Significant Accounting Policies” in Note 1 to the consolidated financial statements, Capital One recognizes fee income as earned, according to the contractual provisions of the credit agreements, and also interchange income as earned; thus there is no deferral for US GAAP purposes. This revenue is collectively referred to as credit card income. For income tax purposes credit card fee income is treated as original issue discount and recognized over the life of the credit card receivables. Credit card fee income deferred for income tax purposes was $1,933.9 million and $1,961.7 million as of December 31, 2005 and 2004, respectively. The deferred tax liability on this credit card fee income was $676.9 million and $686.6 million as of December 31, 2005 and 2004, respectively. In future filings, we will revise the caption in Note 14 from deferred revenue to deferred tax revenue.

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Note 17 – Goodwill and Other Intangible Assets, page 104

Comment No. 10	We note that you have recorded a $25.5 million goodwill impairment loss in December 2005 due to a change in strategic direction related to your insurance brokerage business. Please provide us with the following information:

• Your reasons for deciding to acquire the InsLogic insurance brokerage firm during the first quarter of 2005;

• Amount of goodwill recognized upon acquisition of InsLogic;

• Facts and circumstances leading to your decision to change the direction of your insurance brokerage business;

• When you perform your annual goodwill impairment testing; and

• Method used to determines fair value of InsLogic’s associated reporting unit (refer to paragraph 47 of FAS 142).

Response:	Entry into the insurance industry was based on Capital One’s overall diversification strategy and the acquisition of InsLogic was its means of entry into that market. It was intended to provide the platform for the future development of a large direct insurance broker business. Goodwill recognized from the InsLogic acquisition was $25.5 million. Capital One made a decision to exit the business based on the Company’s need to prioritize its resources and focus on its core strategic move into branch banking. Capital One performs its annual impairment testing on October 1st of each year and InsLogic was considered its own separate reporting unit for impairment testing purposes. Fair value of the reporting unit was determined by reference to a bid from the ultimate purchaser of InsLogic’s core business operations plus the fair value of certain current assets and liabilities retained. The results of the impairment test reflected that the implied fair value of goodwill was zero and as such, it was written off in its entirety in 2005.

Note 19 - Commitments, Contingencies, and Guarantees, page 106

Comment No. 11	We note your disclosure on page 108 that with certain installment loan securitization transactions, the transferee enters into interest rate hedge agreements with a counterparty to reduce interest rate risk associated with the transaction and that you enter into letter agreements guaranteeing the performance of the transferee under the swaps. Please tell us how you considered paragraph 9 of SFAS 140 in determining the impact that these performance guarantees have upon your ability to account for these transfers of financial assets as sales.

May 3, 2006

Response:	The installment loan guarantee obligates the Company to transfer funds upon the occurrence of a specified event (failure of the Trust to pay under the specified swap terms or termination of the third-party swap). The guarantee is not tied to the performance of the assets and does not provide the Company with control over the assets which would prohibit sale accounting under SFAS 140.

The Company has surrendered control over the transferred assets in accordance with paragraph 9 of SFAS 140. We receive “true sale” opinions from our attorney’s specifying that we meet the isolation requirements of SFAS 140 and we do a separate analysis to determine that we meet all the requirements for non-consolidation under SFAS 140 for QSPE status. Additionally, the transferee has the right to pledge or exchange the assets and we do not have any call provisions that allows us to repurchase or redeem the external beneficial interest prior to maturity nor can we unilateral cause the transferee to return specific assets.

Note 22 – Derivative Instruments and Hedging Activities, page 112

Comment No. 12	We note that you formally document the relationships of qualifying hedging instruments and hedged items and formally assess effectiveness of those relationships on a periodic basis using the short-cut, dollar-offset, and significant matched terms methods for determining hedge effectiveness. Please provide in your response letter additional detail regarding which method(s) is used for each type of hedging relationship designated and quantify the notional amount for each hedge. For those to which you apply either the short-cut or significant matched terms methods, please tell us in detail how you determined that each hedge met the specific conditions of paragraphs 65 or 68, as appropriate, of SFAS 133.

Response:	The Company uses interest rate swaps and foreign exchange contracts to minimize fluctuations in earnings caused by interest rate and foreign exchange rate volatility. Derivative instruments are either classified as cash flow hedges, fair value hedges, net investment hedges or non-trading derivatives.

At inception of a hedge, there is formal documentation of the hedging relationship and risk managements objective and strategy for undertaking the hedge. This documentation includes the

May 3, 2006

identification of the hedging instrument, the hedged item, the nature of the risk being hedged, and the method that will be used to assess effectiveness.

Interest rate swaps can qualify for short-cut treatment if all the criteria in paragraph 68 of SFAS 133 are satisfied for either a cash flow or fair value hedge. At inception, we verify that all the specified terms of the interest rate swap match the specified terms of the hedged item as required by all the sub-paragraphs of paragraph 68 and that the appropriate documentation is completed prior to entering the hedge transaction.

Foreign currency hedges do not qualify for short-cut treatment; however, if the critical terms (such as notional amounts, maturities, quantity, and delivery dates) of the hedging instrument match the terms of the hedged item, we may assume no ineffectiveness in accordance with paragraph 65 as clarified by Statement 133 Implementation Issue G9, but only when supported by the performance of the following quarterly effectiveness tests:

• verifying that the critical terms have not changed

•     assessing the likelihood of the counterparty’s compliance with the contractual terms of the derivative and documenting that there have been no adverse developments regarding the risk of the counterparty default

In accordance with paragraph 65 and 68 of SFAS 133, Capital One has predominately used either the significant matched terms method or the short-cut method, respectively, to assess hedge effectiveness. However, in connection with the Hibernia Corporation acquisition, certain derivatives that previously received short-cut treatment for Hibernia were redesignated upon consummation and are now subject to the long-haul methodology, as required by Statement 133 Implementation Issue E15. The Table below summarizes the hedges in place at December 31, 2005 and the applicable method of effectiveness testing:

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($ in millions)

Selected Method of Effectiveness Testing	Cash Flow Hedges		Fair Value Hedges		Net Investment Hedge
	Notional	Fair Value	Notional	Fair Value	Notional	Fair Value
Short-cut	$3,722	$44	$3,737	$(31)	n/a	n/a
Matched Terms	$704	$(2)	$136	$(3)	$58	$—
Dollar Offset	$700	$26	$472	$(9)	n/a	n/a

Amended Form 10-K for the fiscal years December 31, 2005 and December 31, 2004

Amended Form 10-O for the fiscal quarters ended March 31, June 30, and September 30, 2005

Comment No. 13	We read your explanatory notes stating that the amended annual and quarterly reports are being filed solely to provide language inadvertently omitted from the certifications provided as Exhibits 31.1 and 31.2. However, we noted that you have also deleted certain language previously included in the certifications, specifically the third certification required under Item 601(b)(31) of Regulations S-K. Please tell us you amended your Form 10-K and 10-Q certifications for the above referenced annual and quarterly periods to remove the third certification.

Response:	On March 17, 2006, the company had a discussion with Charles Kwan of the SEC’s Office of Chief Counsel regarding the company’s plan to file revised certifications. During that discussion, Mr. Kwan, while commenting specifically on the proposed Form 10-K/A for 2005, stated that the SEC would not object if we omitted the third certification since (1) that certification was already correctly stated in the original filing and (2) the third certification refers to the financial statements, which we did not need to refile with the amended form. We then took this approach for all the amended filings.

The company acknowledges that the company is responsible for the adequacy and accuracy of the disclosures in the filing; staff comments or changes to disclosures in response to the staff comments do not foreclose the Commission from taking any action with respect to the filing; and the company may not assert staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (703) 720-1080, or Susan McFarland at (804) 290-2003, to discuss the issues addressed in this letter.

Sincerely,

/s/ GARY L. PERLIN
Gary L. Perlin
Chief Financial Officer